# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GRAN TIERRA ENERGY INC., CIK 0001273441
CUSIP: 38500T200
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 500 CENTRE STREET SE, CALGARY, ALBERTA, British Columbia Canada (A1), TG2 1A6
Date of event which requires filing of this statement: 01/05/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000935836-25-000729
Filed by CIK 0001950123

## Reporting persons
- Daniel Lau: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 240,000; shared voting power 3,996,200; sole dispositive power 240,000; shared dispositive power 3,996,200; aggregate amount beneficially owned 4,236,200 (12% of the class)
  Comment: Percentage calculated based on 35,295,753 shares of Common Stock outstanding on October 28, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended September 30, 2025.
- Christine Man: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 65,550; shared voting power 3,996,200; sole dispositive power 65,550; shared dispositive power 3,996,200; aggregate amount beneficially owned 4,061,750 (11.5% of the class)
  Comment: Percentage calculated based on 35,295,753 shares of Common Stock outstanding on October 28, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended September 30, 2025.
- LM Asset Management Inc.: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,851,200; sole dispositive power 0; shared dispositive power 3,851,200; aggregate amount beneficially owned 3,851,200 (10.9% of the class)
  Comment: Prior to January 1, 2026, this entity's name was LM Asset (IM) Inc. Effective January 1, 2026, it changed its name to LM Asset Management Inc. Percentage calculated based on 35,295,753 shares of Common Stock outstanding on October 28, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended September 30, 2025.
- LM Asset Fund Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,754,200; sole dispositive power 0; shared dispositive power 2,754,200; aggregate amount beneficially owned 2,754,200 (7.8% of the class)
  Comment: Percentage calculated based on 35,295,753 shares of Common Stock outstanding on October 28, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended September 30, 2025.
- LM Asset General Partner Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 40,000; shared voting power 3,494,200; sole dispositive power 40,000; shared dispositive power 3,494,200; aggregate amount beneficially owned 3,534,200 (10% of the class)
  Comment: Prior to January 1, 2026, this entity's name was LM Asset Management Inc. Effective January 1, 2026, it changed its name to LM Asset General Partner Ltd. Percentage calculated based on 35,295,753 shares of Common Stock outstanding on October 28, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended September 30, 2025.

## Item 1. Issuer
Name of issuer: GRAN TIERRA ENERGY INC.
Address of issuer's principal executive offices: 500 CENTRE STREET SE CALGARY, ALBERTA, CANADA T2G 1A6

## Item 2. Person Filing
Name of person filing:
Daniel Lau

Christine Man

LM Asset Management Inc.

LM Asset Fund Limited Partnership (the "Partnership")

LM Asset General Partner Ltd. (the "General Partner")

The reporting persons are filing this statement jointly, but not as members of a group. Each reporting person expressly disclaims membership in a group. Each reporting person also disclaims beneficial ownership of the Common Stock except to the extent of that reporting person's pecuniary interest therein.
Address of principal business office or, if none, residence: 915 - 1055 West Hastings Street, Vancouver, BC, Canada, V6E 2E9
Citizenship: For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Daniel Lau: 4,236,200

Christine Man: 4,061,750

LM Asset Management Inc.: 3,851,200

Partnership: 2,754,200

General Partner: 3,534,200
Percent of class:
Daniel Lau: 12.0%

Christine Man: 11.5%

LM Asset Management Inc.: 10.9%

Partnership: 7.8%

General Partner: 10.0%
Sole power to vote or to direct the vote:
Daniel Lau: 240,000

Christine Man: 65,550

LM Asset Management Inc.: 0

Partnership: 0

General Partner: 40,000
Shared power to vote or to direct the vote:
Daniel Lau: 3,996,200

Christine Man: 3,996,200

LM Asset Management Inc.: 3,851,200

Partnership: 2,754,200

General Partner: 3,494,200
Sole power to dispose or to direct the disposition:
Daniel Lau: 240,000

Christine Man: 65,550

LM Asset Management Inc.: 0

Partnership: 0

General Partner: 40,000
Shared power to dispose or to direct the disposition:
Daniel Lau: 3,996,200

Christine Man: 3,996,200

LM Asset Management Inc.: 3,851,200

Partnership: 2,754,200

General Partner: 3,494,200

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Mr. Lau and Ms. Man are the control persons of LM Asset Management Inc. and other investment advisers to private investment funds, including the Partnership, and other accounts. The General Partner is the general partner of the Partnership. Those investment advisers, funds and accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock. However, no individual fund or account other than the Partnership beneficially owns more than five percent of the outstanding Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

## Signatures
- Daniel Lau: /s/ Daniel Lau, Reporting person (01/07/2026)
- Christine Man: /s/ Christine Man, Reporting person (01/07/2026)
- LM Asset Management Inc.: /s/ Daniel Lau, Director (01/07/2026)
- LM Asset Fund Limited Partnership: /s/ Daniel Lau, Director of the General Partner of the Partnership (01/07/2026)
- LM Asset General Partner Ltd.: /s/ Daniel Lau, Director (01/07/2026)